J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

June 2, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Jennifer Gowetski

  Mr. Rahul Patel

  Mr. Howard Efron

  Mr. Robert Telewicz

Re:	Evolent Health, Inc.
Registration Statement on Form S-1
Registration File No. 333-203852

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Evolent Health, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:30 PM, Washington, D.C. time, on June 4, 2015, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cravath, Swaine & Moore LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 26, 2015:

(i)	Dates of distribution: May 26, 2015 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 6

(iii)	Number of prospectuses furnished to investors: approximately 4,334

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 160

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC GOLDMAN, SACHS & CO. Acting severally on behalf of themselves and the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Vice President

By:	GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name:	Matt Leavitt
Title:	Managing Director